MFS® INVESTMENT MANAGEMENT

111 Huntington Avenue, Boston, Massachusetts 02199

Phone 617-954-5000

August 19, 2025

VIA EDGAR (as Correspondence)

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: Filings of Prospectuses, Form N-CSRs, and Form N-CENs for Massachusetts Investors Growth Stock Fund (File Nos. 2-14677; 811-00859), Massachusetts Investors Trust (File Nos. 2-1140; 811-00203), MFS Charter Income Trust (File Nos. 33-29012; 811-5822), MFS Government Markets Income Trust (File Nos. 33-12945; 811-5078), MFS High Income Municipal Trust (File Nos. 333-81129; 811-5754), MFS High Yield Municipal Trust (File Nos. 33-7726; 811-4992), MFS Intermediate High Income Fund (File Nos. 333-8590; 811-5567), MFS Intermediate Income Trust (File Nos. 33-19364; 811-5440), MFS Investment Grade Municipal Trust (File Nos. 333-81131; 811-5785), MFS Multimarket Income Trust (File Nos. 33-11246; 811-4975), MFS Municipal Income Trust (File Nos. 33-8850; 811-4841), MFS Series Trust II (File Nos. 33-7637; 811-04775), MFS Series Trust III (File Nos. 2-60491; 811-02794), MFS Series Trust X (File Nos. 33-01657; 811-04492), MFS Series Trust XIII (File Nos. 2-74959; 811-03327), MFS Variable Insurance Trust (File Nos. 33-74668; 811-08326), MFS Variable Insurance Trust II (File Nos. 2-83616; 811-03732), MFS Variable Insurance Trust III (File Nos. 333-59093; 811-08879), (each, a "Registrant" and collectively, the “Registrants”)

Ladies and Gentlemen:

 With respect to your review of the above-referenced filings of the Registrants, this letter sets forth our responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the "SEC") received during a conference call on July 21, 2025.

1. Comment: A notification of removal was filed on April 29, 2024, for MFS Special Value Trust. The Staff notes that no Form N-CSR for the 10/31/2024 reporting period was filed on behalf of the Registrant. In light of the Registrant’s filing of the notification of removal, please explain why Item B.4.b., “Is this the last filing on this form by the Registrant?”, was not marked “yes” on the Registrant’s Form N-CEN for the 10/31/2024 reporting period.

 Response: For the MFS Special Value Trust, Item B.4.b. of the Form N-CEN for the reporting period ending 10/31/2024 was marked “No” after consulting the most recent version of the Division of Investment Management’s Investment Company Reporting Modernization Frequently Asked Questions, updated April 21, 2021 (the “FAQ”). Specifically, the response to Question 5 of the FAQ states that “…a registrant is required to file reports on Form N-CEN until it is deregistered, regardless of whether the registrant has filed, or intends to file, an application to deregister.” As of the date of filing the Registrant’s Form N-CEN for the reporting period ending 10/31/2024, the Registrant had not filed an application for deregistration on Form N-8F and, therefore, the Registrant had not been deregistered under Section 8(f) of the Investment Company Act of 1940, as amended (“1940 Act”). In light of the above, and consistent with the guidance contained in the FAQ, we believe the Registrant is required to mark “No” for Item B.4.b. of Form N-CEN until formally deregistered under the 1940 Act.

Securities and Exchange Commission

August 19, 2025

2. Comment: With respect to the disclosures relating to Segment Reporting and the chief operating decision maker (CODM), on Form N-CSR for the 12/31/2024 reporting period, the applicable Registrants state “The fund represents a single operating segment and the Management Committee of the fund’s adviser acts as the segment’s CODM”; while for the Form N-CSRs for the 1/31/2025 and 2/28/2025 reporting periods, the applicable Registrants state “The fund represents a single operating segment and the Chairman’s Committee of the fund’s adviser acts as the segment’s CODM”. Please describe the distinction between the Management Committee and the Chairman’s Committee.

Response: For Registrants with reporting periods ending 1/31/2025 and 2/28/2025, the disclosure included in each Registrant’s Form N-CSR relating to Segment Reporting and identification of the CODM was updated to replace the Management Committee of the fund’s adviser with the Chairman’s Committee of the fund’s adviser as a result of an internal corporate restructuring, which became effective at the fund’s adviser on 1/1/2025. In connection with this restructuring the Management Committee of the fund’s adviser was disbanded and replaced with a new internal committee oversight structure, which included, among other things, the creation of the Chairman’s Committee. We believe that the Chairman’s Committee satisfies the requirements of the CODM, as set forth in FASB’s Accounting Standards Codification (“ASC”) 280-10-50-1, namely by providing oversight of resource allocation and assessment of performance of each Registrant.

3. Comment: In future filings, please consider including the information requested for Items 8 through 11 of Form N-CSR in the corresponding sections. However, if the Registrant elects to include information requested for Items 8 through 11 under the Registrant’s response to Item 7 of Form N-CSR, the Registrant should present such information in a format to communicate the information effectively and clearly distinguishable from other materials by providing an appropriate header or table of contents with hyperlinks conveying the information to shareholders.

Response: If, on a going forward basis, we elect to provide the information requested for Items 8 through 11 of Form N-CSR as part of each Registrant’s response to Item 7 of Form N-CSR, we will ensure that a header, table of contents, or other indicator is included in the relevant response on Form N-CSR to communicate the location of the relevant information to shareholders.

4. Comment: For all applicable Registrants, please ensure that any secondary index is tagged using iXBRL as an “additional” index in Form N-CSR and not tagged using iXBRL as a “broad-based” index. For example, MFS Total Return Series, series of MFS Variable Insurance Trust, lists the MFS Total Return Blended Index as a secondary index in the Form N-CSR for the 12/31/2024 reporting period but such index is tagged using iXBRL as a “broad-based” index.

Response: We will ensure that on each Registrant’s Form N-CSR all secondary benchmarks will be iXBRL tagged as “additional” indices going forward.

Securities and Exchange Commission

August 19, 2025

5. Comment: The tailored shareholder report (“TSR”) for each series of the MFS Variable Insurance Trust and MFS Variable Insurance Trust III include a hyperlink to a website where shareholders can access additional performance information for the relevant Registrant. The website hyperlinks included in the TSRs for the reporting period ending 12/31/2024 for each series of the MFS Variable Insurance Trust and MFS Variable Insurance Trust III directs shareholders to a webpage with a header for the MFS Variable Insurance Trust II and a dropdown menu for the series of the MFS Variable Insurance Trust II. Please ensure the hyperlink included in the TSR for each series of the MFS Variable Insurance Trust and MFS Variable Insurance Trust III directs shareholders to a webpage including performance information specific for these Registrants.

Response: We will update the applicable website so that the hyperlinks included in the TSR for each series of the MFS Variable Insurance Trust, MFS Variable Insurance Trust II, and MFS Variable Insurance Trust III properly direct shareholders to a website providing access to additional performance information for the relevant Registrant.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

/S/ WILLIAM B. WILSON

William B. Wilson

Assistant Vice President and Senior Counsel

MFS Investment Management